Esōes Cosmetics Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Unaudited

Esōes Cosmetics Inc
Balance Sheet

Balance Sheet	Dec 31, 2021	Dec 31, 2022	Oct 31, 2023	Dec 31, 2024
Assets				
Current assets:				
Cash and cash equivalents	$6,363.75	$4,673.98	$2,985.07	$3,798.92
Accounts receivable				
Prepaid expenses and other assets				
Total current assets	$6,363.75	$4,673.98	$2,985.07	$3,798.92
Property and equipment - net		$156,745.59	$210,960.76	$230,460.76
Total assets	$6,363.75	$161,419.57	$213,945.83	$234,259.68
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$1,384.67	$1,384.67	$1,384.67	$1,384.67
Accrued expenses				
Deferred revenue and other liabilities	$1,501.50	$16,210.30	$44,655.46	$39,954.87
Total current liabilities	$2,886.17	$17,594.97	$46,040.13	$41,339.54
Convertible notes (if any)				
Other long term liabilities				
Total liabilities	$2,886.17	$17,594.97	$46,040.13	$41,339.54
Stockholders' Equity:				
Total value of common stock issued				
Total value of preferred stock issued				
SAFE - future equity obligation				
Additional paid-in capital	$3,477.58	$143,824.60	$167,905.70	$192,920.14
Total stockholders' equity:	$3,477.58	$143,824.60	$167,905.70	$192,920.14
Total liabilities and stockholders' equity:	$6,363.75	$161,419.57	$213,945.83	$234,259.68

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Esōes Cosmetics Inc
Income Statement

Income Statement	Year Ended Dec, 2021	Year Ended Dec, 2022	Oct 31, 2023	Dec 31, 2024
Revenue - net	$24,997.68	$35,684.47	$51,661.75	$20,480.24
Cost of revenue	$2,829.19	$0.00	$38,944.02	$22,983.49
Gross profit/loss	$22,168.49	$35,684.47	$12,717.73	-$2,503.25
Operating expenses	$15,897.43	$57,547.48	$72,083.49	$64,052.48
Operating profit/loss	$6,271.06	-$21,863.01	-$59,365.76	-$66,555.73
Other income/expense				
Net profit/loss	$6,271.06	-$21,863.01	-$59,365.76	-$66,555.73

Esōes Cosmetics Inc
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2021	Year Ended Dec, 2022	Oct 31, 2023	Dec 31, 2024
Cash flows from operating activities	$9,157.23	-$7,154.21	-$30,920.60	-$84,542.21
Cash flows from financing activities	-$2,793.48	$162,210.00	$83,446.86	$105,195.60
Cash flows from investing activities		-$156,745.59	-$54,215.17	-$19,500.00
Cash at beginning of period				
Net increase/decrease in cash	$6,363.75	-$1,689.80	-$1,688.91	$1,153.39
Cash at the end of period	$6,363.75	-$1,689.80	-$1,688.91	$3,798.92

Esōes Cosmetics Inc
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2021	Year Ended Dec, 2022	Oct 31, 2023	Dec 31, 2024
Opening Balance	$0.00	$3,477.58	$143,824.60	$167,905.70
Net profit/loss	$6,271.06	-$21,863.01	-$59,365.76	-$66,555.73
Stock Issued	$0.00	$0.00		
Preferred Stock Issued	$0.00	$0.00		
Ending Balance	$3,477.58	$143,824.60	$167,905.70	$192,920.14

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Esōes Cosmetics Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
or May 10, 2022 (inception)
$USD

1. ORGANIZATION AND PURPOSE

Esōes Cosmetics Inc (the "Company") is a corporation organized on October 11, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.